FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-130114
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 1 DATED JULY 17, 2006
TO THE PROSPECTUS DATED JUNE 19, 2006
          This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc. dated June 19, 2006 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the completion of our initial public offering and the status of our current public offering; and

•	to describe the acquisition of a property located in Atlanta, Georgia by the Core Fund.
Completion of Initial Public Offering and Status of our Current Public Offering
          Our initial public offering expired on June 18, 2006. Through the end of the initial public offering, we received gross offering proceeds of approximately $527.5 million from the sale of 53,167,744 of our common shares, including approximately $6.3 million of gross proceeds relating to 663,168 common shares issued pursuant to our dividend reinvestment plan.
          On June 19, 2006, we commenced our current public offering, pursuant to which we are offering a maximum of $2,200,000,000 in common shares for sale to the public. As of July 11, 2006, we had received gross proceeds of approximately $700,000 from the sale of 67,448 of our common shares. As of July 11, 2006, approximately $1,999,300,000 in common shares remained available for sale to the public pursuant to the offering, exclusive of $200,000,000 common shares available under our dividend reinvestment plan.
Acquisition of One Atlantic Center by the Core Fund
          On July 14, 2006, an indirect subsidiary of the Core Fund acquired One Atlantic Center from Sumitomo Life. One Atlantic Center is an office property located at 1201 W. Peachtree Street in the midtown submarket of the central business district of Atlanta, Georgia. The Core Fund now indirectly holds interests in a portfolio of 13 office properties. The contract purchase price for One Atlantic Center was approximately $305.0 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded by borrowings under a revolving credit facility with KeyBank and a $168.5 million mortgage loan obtained from The Prudential Life Insurance Company of America in connection with the acquisition.
          We paid no fees or compensation to the Core Fund, its managing general partner or advisor in connection with the acquisition of One Atlantic Center. In connection with this acquisition, the Core Fund’s management expects third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling no more than approximately $2.2 million. The Core Fund has retained Hines to serve as property manager for One Atlantic Center. We believe the property offers several competitive advantages, including close proximity to a variety of amenities, including public transportation, major thoroughfares and upscale restaurants and hotels.
          For additional information about this property, please see “Our Real Estate Investments — Our Interest in the Core Fund — Atlanta” in the Prospectus.
Description of Debt Related to the Acquisition of One Atlantic Center
          In connection with the acquisition of One Atlantic Center, on July 14, 2006 an indirect subsidiary of the Core Fund entered into a mortgage loan with The Prudential Life Insurance Company of America in the principal amount of $168.5 million. The loan bears interest at a fixed rate of 6.10% per annum, has a 10-year term and is secured by One Atlantic Center. The loan documents contain customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is not recourse to the Core Fund or to the Company.